
   FORM 4                               U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                             Washington, D.C. 20549                                   OMB APPROVAL
   no longer subject                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP             OMB No.                  3235-0287
   to Section 16.                                                                              Expires:        September 30, 1998
   Form 4 or Form 5                                                                            Estimated
   obligations may           Filed pursuant to Section 16(a) of the Securities Exchange Act    average
   continue.                of 1934, Section 17(a) of the Public Utility Holding Company Act   burden hrs.
   See Instruction 1(b).     of 1935 or Section 30(f) of the Investment Company Act of 1940    per response        . . . . . .0.5

1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
                                                                                         to Issuer
    INSIGNIA  PROPERTIES, L. P.               CONSOLIDATED CAPITAL PROPERTIES IV
   ____________________________________     ________________________________________
  (Last)      (First)        (MI)        3) IRS Or Social   4) Statement for            [  ] Director       [X] 10% Owner
                                            Security Number    Month/Year               [  ] Officer        [ ] Other
     ONE INSIGNIA FINANCIAL PLAZA           of Reporting
     P. O. BOX 1089                         Person                                         _________________________________
   ____________________________________     (Voluntary)
  (Street)                                                  5) If Amendment,          7)    Individual or Joint/Group Filing
                                                               Date, of                     (Check Applicable Line)
 GREENVILLE,   SC           29602                              Original
   ____________________________________                        (Month/Year)               [ ] Form filed by One Reporting Person
  (City)      (State)        (Zip)                                                        [X] Form filed by More than One
                                                                NOVEMBER 1997                 Reporting Person
                                                               ______________

                         TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1)  Title of Security     2) Transaction 3) Trans-     4)  Security Acquired    5) Amount of    6) Ownership     7) Nature of
      (Instr. 3)             Date           action         or Disposed             Securities      Form:            Indirect
                             (Month/        Code           of (D)                  Beneficially    Direct (D)       Beneficial
                             Day/Year)      (Inst.8)       (Inst. 3, 4 & 5)        Owned at        or               Ownership
                                           _________     _____________________     End of          Indirect (I)     (Inst.4)
                                           Code    V     Amount    (A)   Price     Month           (Inst. 4)
                                                                   (D)             (Inst.3&4)
______________________________________________________________________________________________________________________________
LIMITED PARTNERSHIP UNITS     11/6/97       P              12       A    124.47                         D
______________________________________________________________________________________________________________________________
                                            P              20       A    124.47                         D
______________________________________________________________________________________________________________________________
                                            P              30       A    124.47                         D
______________________________________________________________________________________________________________________________
                                            P           29,597.5    A    137.56      94,775             D
______________________________________________________________________________________________________________________________



 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1)Title of      2)Conver-    3)Trans-    4)Trans-    5)Number of      6)Date             7)Title and     8) Price of
  Derivative      sion or      action      action      Derivative       Exercisable        Amount of        Deriv-
  Security        Exercise     Date        Code        Securities       and Expiration     Underlying       ative
  (Inst. 3)       Price of     (Month/     (Inst.8)    Acquired (A)     Date (Month/       Securities       Security
                  Derivative   Day/Year)               or Disposed      Day/Year)          (Inst. 3&4)      (Inst. 5)
                  Security                             of (D)         ________________    _______________
                                                       (Inst. 3,4&5)  Date     Expir-             Amount
                                                                      Excer-   ation      Title     or
                                           ________     ____________  cisable  Date               Number
                                           Code   V     (A)      (D)                                of
                                                                                                  Shares


  TABLE II (continued)- Derivative Securities Acquired, Disposed of, or Beneficially Owned
               (e.g., puts, calls, warrants, options, convertible securities)

9) Number of     10) Owner-        11) Nature of
   Derivative        ship              Indirect
   Securities        Form of           Beneficial
   Beneficially      Deriv-            Ownership
   Owned at          ative             (Inst. 4)
   End of            Security:
   Month             Direct (D)
   (Inst. 4)         or
                     Indirect (I)
                     (Inst. 4)


Explanation of Responses:
________________________


The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.

4.   Insignia CCP IV Acquisition, L.L.C., which is the direct owner of 64,841.5
Units     and in which the Designated filer holds a 60% interest.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     __________________________
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.


By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Associate General Counsel and Assistant Secretary


     /s/ Andrew L. Farkas
     ____________________
     Andrew L. Farkas


INSIGNIA CCP IV ACQUISITION, L.L.C


By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Vice President/Secretary


**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).



/s/William H. Jarrard, Jr.                       February 12, 1998
__________________________                       _________________
**Signature of Reporting Person                   Date

By:  William H. Jarrard, Jr.

                                                                 SEC 1474 (8/92)

                                                                        NOV-1997